July 31, 2018

David Peixoto dos Santos
Chief Financial Officer
Arco Platform Ltd.
Rua Elvira Ferraz 250, Sala 716, Vila Ol mpia
S o Paulo - SP, 04552-040, Brazil

       Re: Arco Platform Ltd.
           Amendment No. 1 to
           Draft Offering Statement on Form 1-A
           Submitted July 24, 2018
           CIK No. 0001740594

Dear Mr. Peixoto dos Santos:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed July 24, 2018

Cover Page

1. We note your response to our prior comment 1. We also note your revisions that state at the time of any additional Class A issuance, Class B holders will be entitled to purchase additional Class B shares "upon the same economic terms, in order to maintain such holder's proportional ownership interest in Arco." Please confirm that the purchase price will be the same as that paid by the Class A shareholders.
 David Peixoto dos Santos
Arco Platform Ltd.
July 31, 2018
Page 2
We are a Cayman Islands exempted company with limited liability. The rights of our shareholders may be different from the rights of..., page 40

2. We note your response to our prior comment 7 and your revisions throughout your registration statement. We also note that you state that there are four principal fiduciary duties, but you only list two. Please include the two additional fiduciary duties or tell us why such added disclosure is not necessary.
General

3. We note your response to prior comment 17. Please further revise to include the CAGR for net income from 2015 -2017.
        You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Terry French,
Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at
202-551-7237 or Larry Spirgel, Assistant Director at 202-551-3810 with any other questions.

FirstName LastNameDavid Peixoto dos Santos
Comapany NameArco Platform Ltd.
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